EXHIBIT 99.1

Solaris Appoints Arun Lamba as VP, Corporate Development

VANCOUVER, British Columbia, July 26, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to announce the appointment of Mr. Arun Lamba as Vice President, Corporate Development, effective immediately.

Mr. Lamba brings nearly fifteen years of experience in financial services and capital markets covering the mining sector, with a wide range of experience covering projects from early-stage exploration through feasibility and construction to production in both base and precious metals. Mr. Lamba most recently served as Senior Mining Analyst at TD Cowen, a leading North American investment bank.

Mr. Lamba is a Chartered Financial Analyst and completed an MBA at the Rotman School of Management at the University of Toronto and degrees in engineering and economics at Queen’s University.

Mr. Daniel Earle, President & CEO, commented: “We are very pleased to welcome a rising talent in the mining sector like Arun to our team. His expertise in project, market and transaction analysis will support our immediate efforts to explore opportunities to create value for shareholders around our flagship Warintza Project and in the other jurisdictions represented in our portfolio.”

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.